As filed with the Securities and Exchange
Commission on January 27, 2022

Registration No. 333-100207
Registration No. 811-09002

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**
**FORM N-4**

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]
     Pre-Effective Amendment No. _____     [ ]
     Post-Effective Amendment No. 37     [X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [X]

## Separate Account N
*(Exact Name of Registrant)*

ReliaStar Life Insurance Company
(formerly Separate Account One of Northern Life Insurance Company)
*(Name of Depositor)*

20 Washington Avenue So.
Minneapolis, MN 55401
*(Address of Depositor's Principal Executive Offices) (Zip Code)*

(612) 372-5507
*(Depositor's Telephone Number, including Area Code)*

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Financial, Inc.
One Orange Way, Windsor, CT 06095-4774
*(Name and Address of Agent for Service)*

It is proposed that this filing will become effective:

| | |
|---|---|
| _____ | immediately upon filing pursuant to paragraph (b) of Rule 485 |
| X | On February 25, 2022 pursuant to paragraph (b) of Rule 485 |
| _____ | 60 days after filing pursuant to paragraph (a)(1) |
| _____ | on _____ pursuant to paragraph (a)(1) of Rule 485. |

If appropriate, check the following box:

| | |
|---|---|
| X | this post-effective amendment designates a new effective date for a previously filed post-effective amendment. |

Title of Securities Being Registered: Flexible Premium Individual Fixed and Deferred Annuity Contracts

# EXPLANATORY NOTE

This Post-Effective Amendment No. 37 to the Registration Statement on Form N-4 is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933 (the "1933 Act") for the sole purpose of designating a new effective date for the previously filed Post-Effective Amendment No. 34 to the Registration Statement filed on October 27, 2021.

Post-Effective Amendment No. 35 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on November 29, 2021 (Accession No. 0000942323-21-000016). Post-Effective Amendment No. 36 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on December 29, 2021 (Accession No. 0000103007-21-000114).

This Post-Effective Amendment No. 37 incorporates by reference the information contained in Parts A, B and C of Post-Effective Amendment 34 to the Registration Statement.

# SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 27th day of January 2022.

SEPARATE ACCOUNT N OF
RELIASTAR LIFE INSURANCE COMPANY
    *(Registrant)*

By:    <u>Robert L. Grubka*</u>
        Robert L. Grubka
        President
        (principal executive officer)

RELIASTAR LIFE INSURANCE COMPANY
    *(Depositor)*

By:    <u>Robert L. Grubka*</u>
        Robert L. Grubka
        President
        (principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 37 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| <u>Robert L. Grubka*</u><br>Robert L. Grubka | Director and President<br>(principal executive officer) | |
| <u>Michael R. Katz*</u><br>Michael R. Katz | Director and Chief Financial Officer<br>(principal financial officer) | |
| <u>Heather H. Lavallee*</u><br>Heather H. Lavallee | Director | January 27, 2022 |
| <u>Francis G. O'Neill*</u><br>Francis G. O'Neill | Director | |
| <u>          </u><br>Mona Zielke | Director | |
| <u>Charles P. Nelson*</u><br>Charles P. Nelson | Director | |
| <u>Michael S. Smith*</u><br>Michael S. Smith | Director | |
| <u>C. Landon Cobb, Jr.*</u><br>C. Landon Cobb, Jr. | Chief Accounting Officer<br>(principal accounting officer) | |

By:    <u>/s/ Peter M. Scavongelli</u>
        Peter M. Scavongelli
        *Attorney-in-Fact

_____
\*  Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

# EXHIBIT INDEX

| Exhibit No. | Exhibit |
|---|---|
| 99.16 | Powers of Attorney |